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SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number 212-455-3080	E-Mail Address rnorman@stblaw.com

VIA EDGAR AND
FEDERAL EXPRESS

June 10, 2005

      Re:
      ITC Holdings Corp.—
      Amendment No. 2 to
      Registration Statement on Form S-1
      (Registration No. 333-123657)
      (the "Registration Statement")

H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-08
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of ITC Holdings Corp. (the "Company"), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 2 to the above-referenced Registration Statement of the Company, marked to show changes from Amendment No. 1 to the Registration Statement filed on May 10, 2005.

        In addition, we are providing the following responses to the comment letter dated June 2, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments below. Please note that all references to page numbers in our responses are references to the page numbers of Amendment No. 2 to the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Summary, page 1

1.
We reissue prior comment 3 in our letter dated April 28, 2005. We note your response and believe your summary remains too long and should be revised further to comply with Item 503(a) of Regulation S-K. For example, please reduce the detailed disclosure provided under the caption "The Electricity Transmission Sector," as most of the information is too general and does not directly relate to you. As another example, please reduce the disclosure under the caption "Business Strengths" to include only the italicized sentences corresponding to the bullets.

The Company has revised pages 1 and 3 of the Registration Statement to reduce detail and to decrease its length in response to the Staff's comment.

2.
Also, please balance your disclosure on expected growth with the associated risks. For example, discuss the substantial indebtedness of your operating subsidiary and the fact that you are a "controlled" company under the New York Stock Exchange rules.

In response to the Staff's comment, the Company has revised the disclosure on page 3 of the Registration Statement to discuss the risks associated with substantial indebtedness, holding company structure and the Company's intention to avail itself of the "controlled company" exemption under the NYSE rules.

Summary Historical Financial Data, page 8

3.
Please refer to comment nine in our letter dated April 28, 2005. By excluding additional items from EBITDA, such as loss on extinguishment of debt, you have in effect presented something other than EBITDA as defined by the acronym. As such, please provide cautionary disclosure that the non-GAAP measure presented may not be comparable to EBITDA-related measures disclosed by other entities. Further, as you consider EBITDA to be a performance measure, please refer to Question 15 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which states, "Because EBIT and EBITDA exclude recurring charges, companies should consider the answer to Question 8 if they intend to use EBIT or EBITDA as a performance measure." Please note that pursuant to Question 8, you must justify the usefulness of any performance measure that excludes recurring items. In addition to interest, taxes and depreciation, the staff considers AFUDC equity a recurring item. Furthermore, we may consider "certain other items.. ." recurring since events like debt restructurings can be assumed to be reasonably likely to recur. Therefore, we believe you should include discussion that comprehensively addresses each of the five bullet points in Question 8 in crafting a revised disclosure. With respect to the first bullet point regarding the manner in which you use the non-GAAP measure to conduct or evaluate your business, please be advised that the lack of a segment performance measure that corresponds to your non-GAAP measure suggests you do not allocate resources based on your measure.

In response to the Staff's comment, the Company has revised the disclosure relating to EBITDA throughout the Registration Statement in order to clarify the Company's usage of EBITDA as a performance measure. In addition, the Company has expanded the disclosure relating to EBITDA to address more comprehensively each of the five bullet points in Question 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." The revised disclosure includes cautionary language regarding the use of non-GAAP measures. It also includes justification for the usefulness of a performance measure that excludes recurring items.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Point-to-point Revenues, page 36

4.
Please refer to comment 15 in our letter dated April 28, 2005. We note that you do not believe "revenue credits" meet the definition of a liability under GAAP or a regulatory liability based on paragraphs 11.a through 11.c of SFAS 71. Paragraph 11.a of SFAS 71 states that a liability can be imposed when a regulator requires refunds to customers. Further, footnote seven to that paragraph states that "Refunds can be paid to the customers who paid the amounts being refunded; however, they are usually provided to current customers by reducing current charges." As you appear to be reducing rates in order to return $4.2 million of point-to-point revenues to customers, please explain in detail why you do not believe the "revenue credits" meet the definition of a regulatory liability under paragraph 11.a of SFAS 71.

In response to the Staff's comment, the Company notes that under International Transmission Company's ("ITC") Attachment O ratemaking template, the transmission tariff rate is determined based on a net revenue requirement relating to network customers divided by prior year network load. The gross revenue requirement is determined based on various expense items and a return on rate base, as described on pages 58 through 60 of the Registration Statement. In determining the net revenue requirement for transmission customers, amounts representing sources of revenue earned in the prior period, other than the revenues obtained from network customers, are first deducted from the gross revenue requirement. Point-to-point revenue is one such other source of revenue, and is referred to as a "revenue credit" in the Attachment O ratemaking template. Other specific revenue items deducted, or "credited", in establishing the tariff rate for transmission customers include rental revenues (also referred to as a "revenue credit").

Under GAAP, none of the aforementioned expense or revenue items that is a component of revenue requirements is treated as a regulatory asset or liability. They do not represent expenses for which there is specific dollar-for-dollar authorized recovery, nor do they represent revenues for which there is a required refund. These items are simply inputs used in the derivation of a transmission rate to determine the revenue requirement needed to provide ITC with a fair return. For a traditional utility, revenue and expense items are considered in a traditional rate case proceeding to determine an appropriate tariff rate to allow the utility to earn a fair return. For ITC, that rate case process is simplified by annually completing the Attachment O formula rate template that includes these revenue and expense items, among other items.

The point-to-point revenues do not meet the criteria in paragraph 11a. of Statement of Financial Accounting Standards ("SFAS") 71. Paragraph 11a. states that a regulator may require refunds to customers. Refunds that meet the criteria of paragraph 8 (accrual of loss contingencies) of SFAS 5 shall be recorded as liabilities and as reductions of revenue or as expenses of the regulated enterprise. The $4.2 million of point-to-point revenues recorded by the Company in 2004 is not required to be refunded to customers and the substance of the $4.2 million is not a refund amount, just as expenses incurred are not receivables from customers. No liability has been incurred under paragraph 8 of SFAS 5.

The ratemaking treatment of revenue credits is comprehensively explained on pages 58 through 60 of the Registration Statement. In addition, the Company has deleted the disclosure of the ratemaking treatment of this item from page 35 of the Registration Statement.

Liquidity and Capital Resources, page 45

5.
Please refer to comment 16 in our letter dated April 28, 2005. We note your response indicating that the amount of dividends to be paid to shareholders in 2005 will be determined at a board meeting scheduled for May 10, 2005. We may have further comment in the future.

In response to the Staff's comment, the Company wishes to inform the Staff that the Company expects to pay dividends to stockholders in an aggregate amount of approximately $17.5 million during 2005, which will be paid on a quarterly basis for the third and fourth quarters of 2005, representing an annualized aggregate amount of $35.0 million. This amount reflects an expected yield of between approximately 4.8% and 5.3% per annum based on the estimated initial public offering price per share range set forth on the cover page of the prospectus. The Company notes that the 4.5% to 5.3% dividend yield is consistent with dividend yields of publicly traded utility companies. The Company notes that it has included the expected aggregate amount of dividends to be paid in 2005 on pages 5, 18, 22 and 46 of the Registration Statement. As discussed with the Staff on June 6, 2005, the Company wishes to reiterate that it does not intend to pay out substantially all of its cash generated from operations in the form of dividends during 2005 or in any successive years.

In addition, the Company wishes to provide the Staff with the following additional information relating to its dividend policy. In arriving at a dividend policy for the Company, the Board of Directors considered a number of factors, including, among others:

  •
  setting an initial dividend that the Company could sustain and grow over time;

  •
  the Company's current and projected liquidity;

    •
    the impact of the Company's dividend policy on the Company's and ITC's credit ratings; and

    •
    setting a dividend policy that optimizes stockholder value.

The Company believes that it has set a dividend policy that it will be able to sustain and that will allow it to grow dividends going forward. A key determinant used by the Board of Directors in arriving at the Company's dividend policy was the amount of excess cash flow the Company generates after maintenance capital expenditures and other liquidity requirements such as debt repayment or, in the current case of the Company and ITC, the lack thereof.

The Board also examined the Company's cash and liquidity position and determined that the Company's cash flow, after meeting working capital, capital expenditure and other long-term operating requirements, and the added infusion of cash from the proposed initial public offering, along with the liquidity provided by the Company's and ITC's revolving credit agreements, provided sufficient funds to support both the initial level of quarterly dividends and growth in such dividends going forward.

The Board also examined the projected impact various dividend levels would be expected to have on the Company's and ITC's current credit ratings with Standard & Poor's Ratings Services ("S&P") and Moody's Investor Service, Inc. ("Moody's"). The Company maintains credit ratings of BBB- and Baa3 and ITC maintains credit ratings of BBB+ and Baa1 from S&P and Moody's, respectively. The Company believes that an analysis of key ratios, after taking into account the dividend the Company expects to pay, shows that on a going forward basis the Company would be able to maintain funds from operations ("FFO") to interest and FFO to total debt ratios above the target range provided by the rating agencies to achieve, and therefore at least maintain, the Company's and ITC's current ratings.

The Board also examined the projected earnings, long-term earnings growth and the impact of various dividend levels on the Company's retained earnings. This analysis showed sufficient retained earnings, earnings growth and liquidity to sustain and grow the initial level of dividends. Finally, the Board of Directors examined the predictability of future revenues and cash flows to determine the degree of risk associated with instituting a long-term dividend policy. The Board determined that the level of risk associated with adopting a dividend policy was low based upon the high degree of predictability of the Company's revenues over time.

Reconciliation of PP&E Activity, page 50

6.
Please refer to comment 20 in our letter dated April 28, 2005. Please explain in further detail why you do not believe the identified assets represent a pre-acquisition contingency as defined by SFAS 141 and explain specifically when you recorded the adjustment. Further, you state that you view the return of the assets to DTE Energy as additional consideration rather than a purchase price allocation adjustment. We are unaware of any practice or promulgated GAAP relating to accounting for additional consideration subsequent to the acquisition date. Therefore, please tell us your basis under GAAP for adjusting goodwill upon issuing this "additional consideration" subsequent to the acquisition date. In doing so, please tell us whether you believe this consideration represents "contingent consideration" as discussed in paragraphs 25-36 of SFAS 141. If so, please explain why.

In response to the Staff's comment, the Company notes that the final purchase price for ITC from DTE Energy Company ("DTE Energy") was to be adjusted based on the final closing balance sheet at February 28, 2003 as dictated by the agreements that govern the acquisition (the "Stock Purchase Agreement"). However, the ownership of various fixed assets as of February 28, 2003 is still being resolved, and therefore the final purchase price continues to be impacted. The resolution of ownership discrepancies has occurred during 2003, 2004 and 2005 due to the complexities of determining the technical classification of certain property as either transmission or distribution property. Additionally, it has taken ITC's accountants and engineers considerable time to review the numerous fixed asset records to identify and resolve any discrepancies in classifying the property. Further, it has taken DTE Energy considerable time to review the distribution assets it retained to identify items that should be classified as transmission assets.

Section 5.9(b) of the Stock Purchase Agreement, which is the governing document for the Company's acquisition of ITC from DTE Energy, acknowledges that there may exist, as of February 28, 2003, (i) assets or liabilities of ITC which, by mistake or omission, have not been transferred to or assumed by the Company (i.e., not included in the final closing balance sheet) and (ii) assets or liabilities not relating to ITC which, by mistake or omission, have been transferred to or assumed by the Company. In addition to the fixed assets identified and resolved during 2003 and as reflected in the December 31, 2003 balance sheet, the Company identified several fixed assets during 2004 and 2005 that fall under both categories (i) and (ii) above, and recorded the adjustments to property, plant and equipment and goodwill during the fourth quarter of 2004 and the first quarter of 2005. The Stock Purchase Agreement does not specify a method of settlement for these discrepancies, but states that the parties should enter into a mutually agreeable arrangement.

The Company respectfully informs the Staff that it does not believe the asset discrepancies identified represent settlement of pre-acquisition contingencies. Paragraph B175 of SFAS 141 contrasts the amounts paid for assets and liabilities compared to adjustments that result from the settlement of uncertainties and related risks assumed in the purchase (pre-acquisition contingencies). The additional purchase price for assets transferred from DTE Energy to the Company and reductions in purchase price for assets transferred back to DTE Energy from the Company for the mistakes and omissions in the February 28, 2003 balance sheet did not entail resolving uncertainties and risks. Rather, the parties identified additional assets that should have been reflected in or excluded from the February 28, 2003 fixed asset records and in turn included in or excluded from the adjusted purchase price under the Stock Purchase Agreement. Additionally, based on paragraph B177 of SFAS 141, contingencies that did not exist prior to the acquisition are not pre-acquisition contingencies of the acquired enterprise. The identification of assets to be transferred and the subsequent payment for those assets as contemplated by the Stock Purchase Agreement did not relate to events prior to the acquisition.

The Company believes that the facts around the asset discrepancies and the negotiations between the two parties constitute contingent consideration as described in paragraph 25-27 of SFAS 141. Paragraph 25 of SFAS 141 states that a business combination agreement may provide for the transfer of consideration upon specified events in the future. The Stock Purchase Agreement between the Company and DTE Energy provides for consideration to be transferred upon the parties to the agreement reaching a mutually agreeable arrangement. The Company believed that the contingent consideration was resolved when the parties identified the discrepancies and had agreed in principle to settle the discrepancies and, accordingly, the Company recorded the adjustment to the purchase price and adjusted goodwill at that time.

As of December 31, 2004, based on the status of negotiations with DTE Energy for these discrepancies in the February 28, 2003 fixed asset records that was the basis for the purchase price, the Company recorded additional goodwill of $1,431,000 as disclosed on page F-23 of the Registration Statement. This amount represents the net book value of distribution assets transferred back to DTE that were incorrectly included in the February 28, 2003 fixed asset records that exceeded expected reimbursement from DTE Energy to the Company as part of the negotiations. During the three months ended March 31, 2005, the negotiations with DTE Energy continued and the parties identified additional assets with a net book value of $1,470,000 to be transferred from DTE Energy to the Company, with no additional purchase price relating to that transfer. These items offset the amounts the Company recorded during 2004, resulting in a reduction of goodwill by $1,470,000. The Company expects to finalize these negotiations during 2005.

The net effect on goodwill of all changes to the purchase price recorded subsequent to the one-year purchase allocation period through March 31, 2005 is $39,000 and, accordingly, is de minimus.

Exhibit 5.1, Legality Opinion

7.
We note you have filed the draft form of your legality opinion. Please re-file the legality opinion in its completed form. See Instruction 1 to Item 601 of Regulation S-K.

In
response to the Staff's comment, the Company wishes to inform the Staff that it has been advised by its Michigan counsel that such counsel will be prepared to file the final, signed Exhibit 5 opinion in a subsequent amendment to the Registration Statement. The Company acknowledges that the Staff will need sufficient time to review the signed legal opinion prior to the Company requesting effectiveness of the Registration Statement.

* * * *

        We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

        Please call me (212-455-3080) or Kirsten Davis (212-455-2911) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,
/s/ RISË B. NORMAN Risë B. Norman

Enclosures

cc:
Securities and Exchange Commission
David Mittleman
Matthew Benson
James Allegretto
Sarah Goldberg
 ITC Holdings Corp.
Joseph L. Welch
Daniel J. Oginsky

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SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 FACSIMILE (212) 455-2502